
ADITYA BIRLA
GRASIM

082-03322

July 26, 2010

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA


10016239

SUPPL

Dear Sir,

This is to inform you that the Register of Members and Share Transfer Books of the Company will remain closed from 12th August, 2010 to 20th August, 2010 [both days inclusive] for the purpose of payment of dividend @ Rs.30 (Rupees Thirty only) per Equity Share for the year ended 31st March, 2010 as recommended by the Board of Directors of the Company at its Meeting held on 20th May, 2010.

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

Grasim Industries Limited
Aditya Birla Centre, 'A' Wing, 2nd Floor,
S.K. Ahire Marg, Worli, Mumbai 400 030. India

Telephone +91 22 66525000, 24995000
Fax +91 22 66525114, 24995114

Website www.grasim.com
E-mail grasimcfd@adityabirla.com


ADITYA BIRLA
SAMRUDDHI CEMENT

July 25, 2010

Bombay Stock Exchange Limited
Department of Corporate Services
1st Floor, New Trading Ring,
Rotunda Building, PJ Towers, Dalal Street,
Fort, Mumbai - 400 001
Fax: 022-22723121/ 3719/ 2037/ 2039/ 2041

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza
Bandra-Kurla Complex, Bandra (East)
Mumbai - 400 051
Fax: 022-26598237/8238

Dear Sirs,

Sub: **Scheme of Amalgamation of Samruddhi Cement Limited ("Samruddhi") into UltraTech Cement Limited ("UltraTech") under Sections 391-394 of the Companies Act, 1956 ("Scheme of Amalgamation")**

This is with reference to the captioned matter and our letter dated 6th July, 2010, whereby we had informed you that the Hon'ble High Court of Judicature at Bombay and the Hon'ble High Court of Gujarat have on 11th June, 2010 and 1st July, 2010 respectively, sanctioned the Scheme of Amalgamation.

This is to inform you that Samruddhi has filed the sanction order of the Hon'ble High Court of Gujarat with the Registrar of Companies, Gujarat on 19th July, 2010.

The Committee of Directors set up by the Board of Directors of the Company and empowered to inter alia exercise all powers and discharge all functions of the Board for effecting the merger in terms of the Scheme of Amalgamation, at its meeting held today, has, after considering the status of all conditions to the effectiveness of the Scheme of Amalgamation as set out in the Scheme of Amalgamation, declared the Effective Date of the Scheme of Amalgamation to be 1st August, 2010.

The above is for your information and record.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,

Ashok Malu
Director

National Securities Depository Ltd.
Trade World, 4th Floor
Kamala Mills Compound, Senapati, Bapat Marg,
Lower Parel, Mumbai 400 013

Central Depository Services (India) Ltd.
Phiroze Jeejeebhoy Tower
16 & 17th Floor, Dalal Street
Fort, Mumbai - 400 023

BY AIR MAIL

Citi Bank N.A.
388, Greenwich St.
New York, NY – 10013

Citi Bank N.A. (Custodial Services)
Trent House, 3rd Floor
G-60, Bandra Kurla Complex
Bandra (East), Mumbai 400 051

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

SAMRUDDHI CEMENT LIMITED
A-2, Aditya Birla Centre, S K Ahire Marg, Worli, Mumbai 400 030
Tel: 91 22 66525000 / 24995000 :: Fax: 91 22 66525114 / 24995114
Registered Office: Birladham. Kharach, Kosamba – 394 120, Dist. Bharuch, Gujarat


ADITYA BIRLA
SAMRUDDHI CEMENT

July 24, 2010

Bombay Stock Exchange Limited
Department of Corporate Services
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort, Mumbai - 400 001
Fax: 022-22723121/ 3719/ 2037/ 2039

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza
Bandra-Kurla Complex, Bandra (East)
Mumbai - 400 051
Fax: 022-26598237/8238

Dear Sirs,

Re: Outcome of the 1st Annual General Meeting of the Company held on 24th July, 2010

This is to inform you that the shareholders of the Company at the 1st Annual General Meeting of the Company held today, i.e. the 24th July, 2010, have approved the following items:

Item No.	Business
1.	Adoption of Audited Accounts for the period ended 31st March, 2010 along with the Report of the Directors and Auditors thereon
2.	Declaration of Dividend on equity shares @ Rs.1.75 per share for the period ended 31st March, 2010
3.	Re-appointment of Mr. Adesh Gupta, Director, retiring by rotation
4.	Re-appointment of M/s. G.P. Kapadia & Co., Mumbai, & M/s. Deloitte Haskins & Sells, Mumbai as the Joint Statutory Auditors
5.	Appointment of Mr. O.P. Puranmalka as Whole Time Director of the Company for the period 16th February, 2010 to 31st March, 2010
6.	Appointment of Mr. O.P. Puranmalka as a Director of the Company
7.	Appointment of Mr. Kumar Mangalam Birla as a Director of the Company
8.	Appointment of Mr. R.C. Bhargava as a Director of the Company
9.	Appointment of Mr. G.M. Dave as a Director of the Company
10.	Appointment of Mr. N.J. Jhaveri as a Director of the Company
11.	Appointment of Mr. S.B. Mathur as a Director of the Company

This is for your information and records.

Thanking you,

Yours faithfully,

Ashok Malu
Director

National Securities Depository Ltd.
Trade World, 4th Floor
Kamala Mills Compound, Senapati, Bapat Marg,
Lower Parel, Mumbai 400 013 – Fax: 022 24972993/6351

Central Depository Services (India) Ltd.
Phiroze Jeejeebhoy Tower
16 & 17th Floor, Dalal Street, Fort,
Mumbai - 400 023 - Fax: 022-22723199 / 2072

Citi Bank N.A.
388, Greenwich St.
New York, NY – 10013
Fax: 001-212-816-6773

Citi Bank N.A. (Custodial Services)
Trent House, 3rd Floor G-60,
Bandra Kurla Complex Bandra (East),
Mumbai 400 051 - Fax: 022-2653 2235

Securities & Exchange Commission   BY AIR MAIL
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA


ADITYA BIRLA

SAMRUDDHI CEMENT

July 24, 2010

Bombay Stock Exchange Limited
Department of Corporate Services
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort, Mumbai - 400 001
Fax: 022-22723121/ 3719/ 2037/ 2039

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza
Bandra-Kurla Complex, Bandra (East)
Mumbai - 400 051
Fax: 022-26598237/8238

Dear Sirs,

Re: <u>Outcome of the 1st Annual General Meeting of the Company held on 24th July, 2010</u>

This is to inform you that the shareholders of the Company at the 1st Annual General Meeting of the Company held today, i.e. the 24th July, 2010, have approved the following items:

Item No.	Business
1.	Adoption of Audited Accounts for the period ended 31st March, 2010 along with the Report of the Directors and Auditors thereon
2.	Declaration of Dividend on equity shares @ Rs.1.75 per share for the period ended 31st March, 2010
3.	Re-appointment of Mr. Adesh Gupta, Director, retiring by rotation
4.	Re-appointment of M/s. G.P. Kapadia & Co., Mumbai, & M/s. Deloitte Haskins & Sells, Mumbai as the Joint Statutory Auditors
5.	Appointment of Mr. O.P. Puranmalka as Whole Time Director of the Company for the period 16th February, 2010 to 31st March, 2010
6.	Appointment of Mr. O.P. Puranmalka as a Director of the Company
7.	Appointment of Mr. Kumar Mangalam Birla as a Director of the Company
8.	Appointment of Mr. R.C. Bhargava as a Director of the Company
9.	Appointment of Mr. G.M. Dave as a Director of the Company
10.	Appointment of Mr. N.J. Jhaveri as a Director of the Company
11.	Appointment of Mr. S.B. Mathur as a Director of the Company

This is for your information and records.

Thanking you,

Yours faithfully,

Ashok Malu
Director

National Securities Depository Ltd.
Trade World, 4th Floor
Kamala Mills Compound, Senapati, Bapat Marg,
Lower Parel, Mumbai 400 013 – Fax: 022 24972993/6351

Central Depository Services (India) Ltd.
Phiroze Jeejeebhoy Tower
16 & 17th Floor, Dalal Street, Fort,
Mumbai - 400 023 - Fax: 022-22723199 / 2072

Citi Bank N.A.
388, Greenwich St.
New York, NY – 10013
Fax: 001-212-816-6773

Citi Bank N.A. (Custodial Services)
Trent House, 3rd Floor G-60,
Bandra Kurla Complex Bandra (East),
Mumbai 400 051 - Fax: 022-2653 2235

Securities & Exchange Commission <u>BY AIR MAIL</u>
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

SAMRUDDHI CEMENT LIMITED
A-2, Aditya Birla Centre, S K Ahire Marg, Worli, Mumbai 400 030
Tel: 91 22 66525000 / 24995000 :: Fax: 91 22 66525114 / 24995114
Registered Office: Birladham, Kharach, Kosamba - 394 120, Dist. Bharuch, Gujarat